Exhibit 99.1

COPERNIC SHAREHOLDERS APPROVE SALE OF SEARCH ASSETS TO
EMPRESARIO

Quebec City, Canada, June 17, 2009 – Copernic Inc. (the “Company”) (NASDAQ: CNIC), a leading software development company in the technology sector, specializing in internet, desktop and mobile search products, today announced that its shareholders have approved the sale of Mamma.com and its third party Ad Network to Empresario, a privately owned digital media network based in Chicago, Illinois. Pursuant to the sale agreement entered into between Copernic and Empresario, Empresario shall pay the purchase price of USD $ 5 million in twenty-five monthly instalments of USD $ 200,000.  Other payment terms contained in the sale agreement were provided in the press release dated May 14, 2009 and in the management information circular sent to the shareholders prior to the Annual and Special Shareholders’ Meeting.

The transaction was approved by the required majority of shareholders at the Company’s Annual and Special Shareholders’ Meeting held earlier today.

Subject to the satisfaction of various customary closing conditions and the satisfaction of other terms of the sale agreement, the closing of the sale is scheduled to take place on June 30, 2009.

On behalf of management and employees of Copernic, I thank our shareholders for their continued support, stated Marc Ferland, President and CEO of Copernic.

Also today, the Company announced that at the Annual and Special Meeting of Shareholders, six directors were elected to the board: Claude E. Forget, David Goldman, Irwin Kramer, Dr. David Schwartz, Marc Ferland and Lawrence Yelin.  Additionally, Raymond Chabot Grant Thornton, Chartered Accountants, was appointed as the auditors of the Company for the ensuing year.

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology. They also provide innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mamma.com and www.copernic.com.

About Empresario Inc.

Empresario is a privately owned digital media network based in Chicago, Illinois. Empresario operates a meta-search platform, multiple content driven community sites, and an advertiser network that spans across several vertical markets.

Empresario also offers quality web services to distinguished publishers. Its white-label product line allows digital publishers to leverage Empresario’s web applications and network infrastructure under their own brands.

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Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:
Copernic Inc.
Marc Ferland
President and Chief Executive Officer
Telephone Toll Free: (877) 289-4682 #139
Telephone: (418) 527-0528
Email: mferland@copernic.com
Website: www.copernic-inc.com

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